UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

19 September 2012

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

Susser Petroleum Partners LP

File No. 333-182276 – CF# 28646

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Susser Petroleum Partners LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 22, 2012, as amended on July 27, 2012, and September 10, 2012.

Based on representations by Susser Petroleum Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9	through July 31, 2018
Exhibit 10.10	through July 31, 2018
Exhibit 10.11	through July 31, 2018
Exhibit 10.12	through July 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel